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Exhibit 12.1

Genworth Financial, Inc.
Computation Of Ratio Of Earnings To Fixed Charges
(Dollar amounts in millions)

	December 31,
	2003	2002	2001	2000	1999
Net earnings from continuing operations before income taxes and accounting changes	$1,382	$1,791	$1,821	$1,851	$1,589
Fixed charges included in earnings from continuing operations:
Interest expense	140	124	126	126	78
Interest portion of rental expense	23	25	23	25	24
Interest credited to contractholder	1,624	1,645	1,620	1,456	1,290

Subtotal	1,787	1,794	1,769	1,607	1,392
Fixed charges included in earnings from discontinued operations:
Interest expense	12	16	15	17	17
Interest portion of rental expense	8	12	12	12	10
Interest credited to contractholder	69	79	51	41	6

Subtotal	88	107	78	70	32

Total fixed charges	$1,875	$1,901	$1,847	$1,677	$1,424

Earnings available for fixed charges (including interest credited to contractholders)	$3,257	$3,692	$3,668	$3,528	$3,013

Ratio of earnings to fixed charges (including interest credited to contractholders) (1)	1.74	1.94	1.99	2.10	2.12

(1)
For purposes of determining this ratio, earnings consist of earnings from continuing operations before taxes and accounting changes plus fixed charges from continuing and discontinued operations. Fixed charges consist of (a) interest expense on short-term and long-term borrowings; (b) interest credited to policyholders on annuities and financial products; and (c) the portion of operating leases that are representative of the interest factor.

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Genworth Financial, Inc. Computation Of Ratio Of Earnings To Fixed Charges (Dollar amounts in millions)